March 21, 2016

Lyn Shenk

Branch Chief

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Washington, D.C. 20549

RE:     Sonic Corp.

                        Form 10-K for the Year Ended August 31, 2015

                        Filed October 23, 2015

                        File Number:  000-18859

Dear Mr. Shenk:

The purpose of this letter is to provide the detailed response of Sonic Corp. (the “Company,” “we,” “us” or “our”) to the comment set forth in your letter dated March 7, 2016.  For your convenience, your comment is reproduced in its entirety followed by our response.  We understand the purpose of your review process is to assist us in complying with the applicable disclosure requirements and to enhance the overall disclosures in our filings.  In providing our response to your comment, we acknowledge:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended August 31, 2015

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Franchise Information, page 22

1. We note your disclosure regarding the increase in Franchise Drive-Ins revenues driven by a “license conversion” which increased royalty rates to 900 Franchise Drive-Ins.  Please revise your disclosure in future filings to provide additional context to events that impact your results, and what the impact would be on future periods, to the extent that information is available.  For example, please revise your future filings to provide additional detail relating to the license conversion, and what, if any, impact the license conversion will have on royalty rates and royalty revenues in future periods.

Response:

The Company acknowledges the Staff’s comment and will revise our future filings to provide additional detail relating to the license conversion, and what, if any, impact the license conversion will have on royalty rates and royalty revenues in future periods.

Thank you for your consideration in reviewing the above response.  If you have any additional questions, feel free to contact me via phone at 405-225-4846 or e-mail at csanpedro@sonicdrivein.com.

Sincerely,

/s/ Claudia S. San Pedro

Claudia S. San Pedro

Executive Vice President and Chief Financial Officer

cc:	Abe Friedman
Theresa Messinese